SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Marh, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
Company Registry (NIRE):  29.300.006.939
Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem” or “Company"), in compliance with CVM Instruction 358/02, hereby announces to its shareholders and the market that, although it continues to progress on the necessary checks of its internal processes and controls, as announced in the Material Fact notice of February 21, 2017, the depth and detail of these assessments has extended the timeframe of its work with independent auditors and, hence, the Company has yet to finalize its audited financial statements for fiscal year 2016.

Braskem will continue to employ its best efforts to conclude the preparation of its audited financial statements as soon as possible and reaffirms that it does not expect any significant changes from the unaudited results disclosed earlier.

As such, the Annual Shareholders Meeting scheduled for April 28, 2017 will consider and vote on the following: (i) election of members of the Audit Board; and (ii) annual and overall compensation of Managers and Audit Board members for fiscal year 2017.

Once the audited financial statements are published, a Shareholders Meeting will be called to: (i) examine, discuss and vote on the Management Report and respective management accounts, and on the financial statements of the Company for fiscal year 2016; and (ii) consider and vote on the allocation of the net income from fiscal year 2016.

More information can be obtained from Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, March 28, 2017

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.